FILED BY WELLCARE HEALTH PLANS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: WELLCARE HEALTH PLANS, INC.

COMMISSION FILE NO. 001-32209

Explanatory Note: The following are frequently asked questions shared with WellCare Health Plans, Inc. Associates.

WellCare Health Plans

Frequently Asked Questions for All Associates

MAY 1, 2019

CENTENE

Who is Centene Corporation?

Centene was founded in 1984 and is headquartered in St. Louis. It is a Fortune 100 healthcare company with 47,000 employees serving approximately 14 million members across their diverse portfolio of businesses. Centene is predominantly a government program company serving Medicaid, Medicare, correctional facilities, U.S. Department of Defense (known as TRICARE) and Health Insurance Exchange (HIX) or “Marketplace” business through the Affordable Care Act. In addition, Centene services commercial customers (employers), two international markets and specialty companies that provide dental, vision, pharmacy and behavioral health solutions.

Centene represents more than three decades of experience operating government-sponsored programs, and remains as dedicated as ever to the health and unique needs of the communities it serves. Much like WellCare, the company has grown significantly during the past four years and represents a total revenue of $60 billion in 2018.

TRANSACTION & INTEGRATION

Why is WellCare being sold?

As we look at our market, it is increasingly clear that organizations flourish when they can provide more integrated, cost-effective, value-driven outcomes to members, providers and government partners. Like WellCare, Centene has dedicated many years to serving individuals and families who receive their healthcare through government-sponsored programs. By combining, we will create a company that will be able to provide better, fully integrated, high-quality services.

The combination of these two companies makes great strategic sense because it will give WellCare huge boost towards achieving our vision of becoming the leader in government-sponsored healthcare. Together, WellCare and Centene will create a diversified, nationwide competitor with enhanced scale and resources to provide fully integrated, high-quality, cost-effective services for our members, providers and government partners.

Centene’s broad geographic reach and international presence adds significant scale and breadth to WellCare’s current footprint. The combined enterprise will become a national leader in the government business, providing healthcare coverage to approximately 22 million members in the U.S. across all 50 states.

By adopting the best practices, tools and talent from the two organizations, WellCare will be able to deliver improved and expanded solutions to our government partners, providers and, most importantly, to our members.

Why is Centene acquiring WellCare?

The acquisition of WellCare enables the combined company to be a national leader in government managed care across a broad spectrum of products including Medicaid, Medicare, PDP, HIX, TRICARE and Correctional. Centene and WellCare have complementary geographic footprints and products that will enable the combined company to provide access to more comprehensive and differentiated solutions across more markets with a continued focus on affordable, high-quality, culturally-sensitive healthcare services. The combined enterprise will provide healthcare coverage to approximately 22 million members in the U.S. across all 50 states. With our united strength, WellCare will be better positioned for long-term opportunities as well as organic expansion into emerging state programs.

Centene and WellCare also share strong commitments to the communities in which their associates and members live and work. The combined company will have increased opportunities to address social determinants of health such as food insecurity, housing instability/homelessness, unemployment, lack of access to transportation and other non-medical barriers to health.

Both WellCare and Centene strongly believe that operating at a local level better informs and assists members in accessing high quality healthcare services and better supports government partners and providers.

Additionally, the Centene team values what WellCare has been able to accomplish, and WellCare is confident that we can bring together our expertise across the combined organization, particularly our strength in Medicare Advantage and PDP. Centene, having recognized this, will continue supporting substantial operations in WellCare’s home state of Florida.

Now that the deal has been announced, what can we expect over the coming months and in 2020?

The announcement on March 27 was just the first step the process of combining WellCare and Centene, which will both continue to operate as separate companies and competitors until the transaction closes, which is expected during the first half of 2020. Work has now begun to secure the government and shareholder approvals needed to close the deal.

There will be many more details to come in the coming months as we get closer to an expected close. We are committed to being as transparent as possible throughout this process and will update you as we have new information to share.

What is involved in getting the transaction closed and approved?

We expect to close the transaction in the first half of 2020. Similar to other acquisitions, the transaction will require several approvals including the DOJ (Department of Justice), state regulators and WellCare shareholders.

What is the benefit to WellCare associates becoming part of the Centene team?

One of the main reasons Centene has repeatedly cited about combining with us is our impressive associates. Centene shares similar values and a local approach philosophy, striving to provide accessible, high quality healthcare coverage to the communities we serve. Both companies are dedicated to serving some of the world’s most complex populations and helping members live better, healthier lives. While integration planning is just beginning, and we don’t have specifics on opportunities or changes at this time, we believe the combined, larger company presents a unique opportunity to bring together the best talent, processes, and assets from each company to create a true market leader in a broad range of products. We encourage you to learn more about Centene’s business and talk to your manager about your specific career interests.

How will WellCare integrate into Centene?

Centene plans to integrate the two companies using a thoughtful, phased approach. Our goal is to maintain a high level of business continuity and service delivery to our members throughout the integration process. Centene plans to utilize the best people, processes, systems and ideas from each company in order to enhance our growing business and ensure that our members receive the best possible service and access to care. Decisions regarding systems and best practices will be determined during the integration process.

Who will run the integration process?

Representatives from both companies will participate in the integration efforts. For WellCare, the Centene Integration Planning (CIP) team will be led by Beau Garverick, SVP, Corporate Development, Strategy and Investor Relations, reporting to Drew Asher, EVP, Chief Financial Officer. Reporting to Beau, and joining the CIP team in a full-time capacity, will be Bill Keena and Mike Allen. Additional WellCare associates will support as subject matter experts in a part-time capacity.

How do I help with the Centene integration?

Over the next several weeks, the Centene Integration Planning (CIP) team will form an integration team comprised of business leaders in functional areas and across all lines of business. These leaders will identify additional associates to support the integration planning. Associates that are not part of the integration planning team will play a critical role to ensure we deliver on the business priorities for 2019. It is imperative that we operate business as usual and stay focused on our day-to-day responsibilities and serving our members. Our goal is to maintain a high level of business continuity and service delivery to our members and government partners throughout the integration process.

Will the WellCare mission change after the acquisition?

While there will be changes as WellCare integrates into Centene, both companies are joined in a common mission of partnering with providers and governments to improve the quality and cost of health care for the people we serve and to caring for the communities in which we operate. This is a single and essential foundation for all of us as we move forward.

What will happen to WellCare’s corporate office in Tampa? What about offices in other locations? Where will the headquarters be located?

The combined company will be headquartered in St. Louis, the location of Centene’s headquarters with operations throughout the country. This will include supporting substantial operations in WellCare’s home state of Florida, which is consistent with the size of the business and our commitment to a strong local approach.

Centene will evaluate the continued use of WellCare facilities as we move forward.

What systems will we use after we are part of Centene?

Decisions regarding systems used after the close of the acquisition will be determined and evaluated as part of the integration planning efforts.

Who will run the combined company?

The CEO of Centene will continue to run the combined company. The joint press release issued by Centene and WellCare on March 27, 2019 announcing their entry into the Merger Agreement indicated that Ken Burdick and Drew Asher, the CEO and CFO of WellCare, are expected to join Centene’s senior management team in new positions created as a result of the acquisition. As of right now, no specifics about those roles have been decided or agreed.

Can we engage with our Centene counterparts now?

No. As we will continue to operate as two separate companies between now and the closing of the transaction, and there are legal restrictions on communications during the transaction, you should not engage with Centene unless you are a member of the team working on the integration planning. By law, we are not permitted to share prices, benefits, provider contracts or any other information with Centene that we would not share with other competitors.

We heard about the termination of the planned merger between Aetna and Humana in 2017, what happens if the transaction between Centene and WellCare falls through?

We believe that this transaction combines the best of government program experience and talent and will benefit the market, including members, government partners and other stakeholders. We are very optimistic that it will receive the required regulatory approvals to close and we have dedicated teams working on those efforts. WellCare associates should remain focused on fulfilling their current job responsibilities. Until this transaction is closed, which we anticipate will happen by the first half of 2020, WellCare and Centene must function as independent companies and operate our businesses as usual with continued focus on achieving 2019 goals.

Can we discuss the transaction on social media?

No. The Securities and Exchange Commission has strict rules about employees communicating about a potential merger. You should not discuss or respond to discussions on social media regarding the transaction in any manner.

COMPENSATION, BENEFITS AND EMPLOYMENT

Will Centene recognize my tenure at WellCare & Meridian?

Yes. Centene will recognize your date of hire at WellCare or Meridian for the purposes of service awards, benefit eligibility and any other tenure-related benefits.

What happens to our compensation and benefits?

We don’t expect any significant changes during the course of the next year. We are in the early stages of the integration planning process, and further details will be announced as they become available.

What benefits does Centene offer?

Centene currently offers comprehensive benefits similar to WellCare including:

•	Medical, dental and vision for associates and their eligible dependents

•	401(k) plan with a company match

•	Paid Time Off (PTO)

•	Paid Holidays

•	Basic and Supplemental Life Insurance

•	Short and long-term disability

•	Tuition reimbursement program

•	Employee Assistance Program

•	Employee Stock Purchase Plan

•	Adoption Reimbursement

How will my PTO benefits change?

We will continue to operate under WellCare’s PTO policy. After closing, Centene will determine how we transition to Centene’s paid time off benefits. Your WellCare and Meridian date of hire will be treated as your service date with Centene. We are in the early stages of the integration planning process, and further details will be announced as they become available.

What happens to my 401(k) plan?

You will continue to participate in WellCare’s 401(k) plan. More information about Centene’s 401(k) plan and when WellCare associates can participate in Centene’s 401(k) plan will be provided in advance of the closing.

Will WellCare continue its current work-from-home and flexible work practices?

There are still a lot of decisions to be made with regards to the combined company, and that is normal, especially with these types of considerations. WellCare will be working closely with Centene to ensure our business practices, policies and benefits are thoughtfully considered. Unless a change is communicated, please continue business as usual, which includes work-from-home and flexible work practices.

What happens to the 2019 goals that I established with my manager? Will this be used for my 2019 performance evaluation?

We should continue to focus on serving our members, partnering with our providers and working with our government partners. Continue to focus on the 2019 goals you established with your manager. As in previous years, work with your manager during the year if your 2019 goals need to be updated. Again, it is critical that we remain focused on serving our members, providers and government partners and executing against 2019 performance goals.

While change is challenging and brings uncertainty, it is important to focus on the core work that we do to serve our key stakeholders each day. This is something each of us can affect and influence. These stakeholders rely on each of us, and we need to continue to provide outstanding support to them.

Will we have a 2020 Focal Point process for 2019 performance?

Yes. WellCare will follow its normal Focal Point process in early 2020 for performance year 2019. Each associate’s 2020 merit increase will be based on company, departmental and individual performance as it has been in the past.

Will reporting relationships change? Will my job role change?

There are no plans for any widespread reporting changes in WellCare between now and the close. Reporting relationship changes that may take place after close will be part of the integration planning which will begin over the upcoming months. Any changes will be communicated in advance. We are committed to keeping you informed of reporting and other changes throughout this transitional process.

Will there be a hiring freeze?

We are not under, nor are we contemplating a hiring freeze. WellCare currently has over 1,000 open requisitions across the company. It is important for us to continue hiring into open roles to ensure we meet the needs of the business and our members. WellCare continues to operate independently from Centene until the acquisition is closed. It is not uncommon for some open positions to be changed, modified and sometimes even cancelled due to changes in position timing, description, location, etc. These changes may be happening in the normal course of business and should not be taken as an indicator of a hiring slow down. Our associates are critical to ensuring that we continue to provide outstanding support to our members, providers and government partners.

Can I apply for positions at Centene before the close?

Until the acquisition closes, Centene and WellCare continue to operate as independent companies. Any WellCare associates applying to Centene are considered external applicants. WellCare associates with restrictive covenant agreements must continue to comply with obligations owed to WellCare.

I am feeling anxious. Are there any resources to assist me?

WellCare’s Employee Assistance Program (EAP) is available to all associates, household members and dependents up to age 26. The EAP is available to provide confidential assistance with resolving personal and workplace challenges including:

•	Work or family stress and anxiety

•	Depression

•	Relationship difficulties

•	Personal and life improvement

•	Emotional/psychological concerns

•	Legal or financial topics

The EAP offers unlimited telephone counseling at no cost and can be reached by calling 1-877-255-1560. Meridian associates can contact Unum’s Work-Life Balance Employee Assistance Program at (800) 854-1446.

Will there be job eliminations as a result of the acquisition?

Centene’s commitment to its employees is similar to WellCare’s commitment to associates and both companies understand that changes like this acquisition may create uncertainty. We believe there will be opportunities for personal and professional growth for WellCare associates as part of this larger organization, but of course, there will also likely be some change. It is important to note that Centene will continue to support substantial operations in our home state of Florida.

For WellCare associates in local markets, which overlap with Centene markets, we will need to complete the integration planning and regulatory review process before we can know the effect of this combination on our membership and resource needs.

When should WellCare associates anticipate information about decisions regarding employment status?

Both Centene and WellCare are committed to doing what is in the best interest of our associates, members and government customers. We will be as transparent as possible and provide periodic updates as we progress towards the closing of the transaction.

What happens if my job is eliminated? Will I be eligible to receive separation pay?

If there is a position elimination, the affected associate will be eligible for separation pay and COBRA continuation coverage. WellCare’s separation pay is based the associate’s position and tenure with the company. In order to receive separation pay, the impacted associate must sign a separation agreement which contains a general release of claims.

COMMUNICATION

What can I communicate to providers, members and vendors about this transaction?

Only approved communication, which is vetted by Legal and Communications, can be shared at any time during the transaction process. All approved language will also available on our SharePoint site coming soon to Associate Connect.

How will we get more information about the progress of the transaction?

Information will be provided through periodic updates and via Associate Connect. Additional information will be available soon on a dedicated SharePoint site accessible through Associate Connect. At minimum, we will communicate monthly updates from now until the transaction is completed.

How often will we be getting updates?

At a minimum, monthly updates will be provided through Associate Connect from now until the transaction is completed. Your leaders are also available for any questions you may have.

What do I do if approached by a member of the media?

All news media inquiries and requests whether verbal, written or made via online, must be immediately directed to Kimbrel Arculeo at Kimbrel.Arculeo@WellCare.com.

Who do we go to with questions?

Please direct any additional questions to your manager or HR Partner. General questions can also be directed to SM_Questions@wellcare.com.

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Cautionary Statement on Forward-Looking Statements

All statements, other than statements of current or historical fact, contained in this communication are forward-looking statements. Without limiting the foregoing, forward-looking statements often use words such as “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “seek,” “target,” “goal,” “may,” “will,” “would,” “could,” “should,” “can,” “continue” and other similar words or expressions (and the negative thereof). We intend such forward-looking statements to be covered by the safe-harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of complying with these safe-harbor provisions. In particular, these statements include, without limitation, statements about our future operating or financial performance, market opportunity, growth strategy, competition, expected activities in completed and future acquisitions, including statements about the impact of Centene Corporation’s (“Centene”) proposed acquisition of WellCare Health Plans, Inc. (“WellCare”) (the “Centene Transaction”), investments and the adequacy of our available cash resources.

These forward-looking statements reflect our current views with respect to future events and are based on numerous assumptions and assessments made by us in light of our experience and perception of historical trends, current conditions, business strategies, operating environments, future developments and other factors we believe appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties and are subject to change because they relate to events and depend on circumstances that will occur in the future, including economic, regulatory, competitive and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions.

All forward-looking statements included in this filing are based on information available to us on the date of this communication. Except as may be otherwise required by law, we undertake no obligation to update or revise the forward-looking statements included in this communication, whether as a result of new information, future events or otherwise, after the date of this filing. You should not place undue reliance on any forward-looking statements, as actual results may differ materially from projections, estimates, or other forward-looking statements due to a variety of important factors, variables and events including, but not limited to, the following: (i) the risk that regulatory or other approvals required for the Centene Transaction may be delayed or not obtained or are obtained subject to conditions that are not anticipated that could require the exertion of management’s time and our resources or otherwise have an adverse effect on WellCare; (ii) the risk that Centene’s stockholders do not approve the issuance of shares of Centene common stock in the Centene Transaction; (iii) the risk that WellCare’s stockholders do not adopt the merger agreement; (iv) the possibility that certain conditions to the consummation of the

Centene Transaction will not be satisfied or completed on a timely basis and accordingly the Centene Transaction may not be consummated on a timely basis or at all; (v) uncertainty as to the expected financial performance of the combined company following completion of the Centene Transaction; (vi) the possibility that the expected synergies and value creation from the Centene Transaction will not be realized, or will not be realized within the expected time period; (vii) the exertion of management’s time and our resources, and other expenses incurred and business changes required, in connection with complying with the undertakings in connection with any regulatory, governmental or third party consents or approvals for the Centene Transaction; (viii) the risk that unexpected costs will be incurred in connection with the completion and/or integration of the Centene Transaction or that the integration of WellCare will be more difficult or time consuming than expected; (ix) the risk that potential litigation in connection with the Centene Transaction may affect the timing or occurrence of the Centene Transaction or result in significant costs of defense, indemnification and liability; (x) a downgrade of the credit rating of WellCare’s indebtedness, which could give rise to an obligation to redeem existing indebtedness; (xi) unexpected costs, charges or expenses resulting from the Centene Transaction; (xii) the possibility that competing offers will be made to acquire Centene; (xiii) the inability to retain key personnel; (xiv) disruption from the announcement, pendency and/or completion of the Centene Transaction, including potential adverse reactions or changes to business relationships with customers, employees, suppliers or regulators, making it more difficult to maintain business and operational relationships; and (xv) the risk that, following the Centene Transaction, the combined company may not be able to effectively manage its expanded operations.

Additional factors that may cause actual results to differ materially from projections, estimates, or other forward-looking statements include, but are not limited to, the following: (i) WellCare’s progress on top priorities such as integrating care management, advocating for our members, building advanced relationships with providers and government partners, ensuring a competitive cost position, and delivering prudent, profitable growth, (ii) WellCare’s ability to effectively identify, estimate and manage growth, (iii) the ability to achieve accretion to WellCare’s earnings, revenues or other benefits expected, (iv) disruption to business relationships, operating results, and business generally of WellCare, (v) potential reductions in Medicaid and Medicare revenue, (vi) WellCare’s ability to estimate and manage medical benefits expense effectively, including through its vendors, (vii) WellCare’s ability to negotiate actuarially sound rates, especially in new programs with limited experience, (viii) WellCare’s ability to improve healthcare quality and access, (ix) the appropriation and payment by state governments of Medicaid premiums receivable, (x) the outcome of any protests and litigation related to Medicaid awards, (xi) the approval of Medicaid contracts by the Centers for Medicare & Medicaid Services, (xii) any changes to the programs or contracts, (xiii) WellCare’s ability to address operational challenges related to new business and (xiv) WellCare’s ability to meet the requirements of readiness reviews.

This list of important factors is not intended to be exhaustive. We discuss certain of these matters more fully, as well as certain other factors that may affect our business operations, financial condition and results of operations, in our filings with the Securities and Exchange Commission (the “SEC”), including our Annual Report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. Due to these important factors and risks, we cannot give assurances with respect to our future performance, including without limitation our ability to maintain adequate premium levels or our ability to control our future medical and selling, general and administrative costs.

Important Additional Information and Where to Find It

In connection with the Centene Transaction, Centene intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Centene’s common stock to be issued in the Centene Transaction and a joint proxy statement for Centene’s and WellCare’s respective stockholders (the “Joint Proxy Statement”). Each of Centene and WellCare will send the Joint Proxy Statement to its stockholders and may file other documents regarding the Centene Transaction with the SEC. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement or any other document that Centene or WellCare may send to their respective stockholders in connection with the Centene Transaction. INVESTORS AND SECURITY HOLDERS OF CENTENE AND WELLCARE ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CENTENE, WELLCARE, THE CENTENE TRANSACTION AND RELATED MATTERS. Investors and security holders of Centene and WellCare will be able to obtain free copies of the Registration Statement, the Joint Proxy Statement and other documents (including any amendments or supplements thereto) containing important information about Centene and WellCare once those documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Centene and WellCare make available free of charge at www.centene.com and www.ir.wellcare.com, respectively, copies of materials they file with, or furnish to, the SEC.

Participants In The Solicitation

Centene, WellCare and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Centene and WellCare in connection with the Centene Transaction.

Information about the directors and executive officers of Centene is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 19, 2019, its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 8, 2019, and on its website at www.centene.com.

Information about the directors and executive officers of WellCare is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 12, 2019, its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 8, 2019, and on its website at www.ir.wellcare.com.

Investors may obtain additional information regarding the interest of such participants and a description of their direct and indirect interests, by security holdings or otherwise, by reading the Registration Statement, the Joint Proxy Statement and other materials to be filed with the SEC in connection with the Centene Transaction when they become available. You may obtain these documents free of charge through the website maintained by the SEC at www.sec.gov and from the websites of Centene or WellCare as described above.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.